UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

GasLog Partners LP (the “Partnership”) (NYSE: GLOP) and GasLog Ltd. (“GasLog”) announced on June 22, 2015 that they have entered into an agreement for the Partnership to purchase from GasLog, the sole member of the Partnership’s general partner, 100% of the shares of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own and charter the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally, respectively, modern liquefied natural gas (“LNG”) carriers built in 2007, each with a capacity of 145,000 cubic meters, for an aggregate purchase price of $483.0 million (the “Acquisition”). The Acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. The Partnership expects to finance the acquisition with a combination of equity and the assumption of the vessels’ existing credit facilities. Attached as Exhibit 10.1 is the share purchase agreement among GasLog Carriers Ltd., GasLog and the Partnership.

Audited combined financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., as of December 31, 2014 and for the period from April 4, 2014 (date of inception) to December 31, 2014 have been included in this report and attached hereto as Exhibit 99.1. Interim unaudited condensed combined financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., as of and for the three months ended March 31, 2015 have been included in this report and attached hereto as Exhibit 99.2.

Attached as Exhibit 99.3 is a copy of the unaudited pro forma combined financial information of the Partnership, which give effect to the Acquisition. Attached as Exhibit 99.4 is a press release announcing the Acquisition.

INCORPORATION BY REFERENCE

Exhibits 23.1, 99.1, 99.2, 99.3 and 99.4 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-204616), initially filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, as amended, to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

10.1	Share Purchase Agreement among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP

23.1	Consent of Deloitte LLP

99.1	Audited Combined Financial Statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. as of December 31, 2014 and for the period April 4, 2014 (date of inception) to December 31, 2014

99.2	Interim Unaudited Condensed Combined Financial Statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. as of and for the three months ended March 31, 2015

99.3	Unaudited Pro Forma Combined Financial Information of GasLog Partners LP

99.4	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2015

GASLOG PARTNERS LP

	by	/s/ Andrew Orekar
		Name:	Andrew Orekar
		Title:	Chief Executive Officer